UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

October 13, 2026

In the Matter of

Thunderstone Acquisition Corp
Unit E, 7 Floor
China Insurance Building
48 Cameron Road
Tsim Sha Tsui, Kowloon
Hong Kong

File No: 333-288572

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

Thunderstone Acquisition Corp filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Thunderstone Acquisition Corp has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on October 13, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief